

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Paul Miceli
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re: Ladder Capital Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-36299**

Dear Mr. Miceli:

We have reviewed your August 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2021 letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures
Distributable Earnings, page 83

1. We have considered your response to comment 1. Given the nature of your normal operations, in relation to the gains/losses and prepayment penalties resulting from your COVID Actions, it remains unclear how such transactions can be clearly distinguished and categorized as non-recurring consistent with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please further clarify and/or revise future filings accordingly. For the professional fee expenses, please quantify the amounts related to your Covid Actions to increase liquidity and pay down debt and distinguish them from amounts related to employee health and safety,

compliance with local, state and national guidelines, and head-count reduction. Consistent with our above position on the gains/losses and prepayment penalties, we believe the correlating professional expenses should be treated in a similar fashion.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee. Staff Accountant, at 202-551-3468 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction